Exhibit 99.1

Universe Pharmaceuticals INC Announces Strategic Acquisition to Expand Pharmaceutical Patent Portfolio

Ji'an, Jiangxi, China, June 26, 2026 (GLOBE NEWSWIRE) - Universe Pharmaceuticals INC (NASDAQ: UPC) (“Universe Pharmaceuticals” or the “Company”), a pharmaceutical producer and distributor in China, today announced that the Company has entered into a share purchase agreement to acquire 100% of the issued shares of Best Praise International Limited (“Best Praise”), a company that holds five patents in China with potential applications in pharmaceutical development, for a total purchase price of US$10,751,000, payable in the form of 4,376,552 Class A ordinary shares of the Company.

The patent portfolio covers several pharmaceutical and healthcare-related areas, including age-related diseases, neurodegenerative conditions, cognitive disorders, cardiovascular-related pharmaceutical applications, antibacterial compounds and drug delivery technologies. The Company believes these patented assets are complementary to its existing focus on elderly healthcare and may provide additional opportunities to pursue research and development projects, co-development efforts, licensing arrangements, or other commercialization opportunities in areas that complement the Company’s existing pharmaceutical business.

Mr. Gang Lai, Chief Executive Officer of Universe Pharmaceuticals, commented, “This acquisition reflects our continued efforts to expand the Company's pharmaceutical capabilities. By adding intellectual property assets in areas related to elderly healthcare, cognitive health, cardiovascular applications, antibacterial compounds and drug delivery technologies, we believe Universe Pharmaceuticals will be better positioned to broaden its product pipeline and pursue additional avenues for long-term growth.”

Mr. Lai continued, “We also believe this transaction supports the Company’s profile as a Nasdaq-listed public company. By adding intellectual property assets to the Company’s platform, the Company expects to strengthen its asset base and enhance its long-term capital position. We believe these efforts are important to supporting the Company’s continued development and creating value for shareholders.”

The Company believes that the proposed acquisition is consistent with its long-term strategy of expanding its pharmaceutical platform around elderly healthcare, age-related conditions and other areas of market relevance.

The closing of the acquisition is subject to customary closing conditions. The transaction has been approved by the Company’s board of directors and is expected to close in the third quarter of 2026. There can be no assurance that the transaction will be completed on the anticipated terms or timeline, or at all.

The share purchase agreement has been filed as an exhibit to a report on Form 6-K with the U.S. Securities and Exchange Commission. Investors and shareholders are encouraged to read the share purchase agreement and other relevant documents when they become available.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition of Best Praise, the expected benefits of the acquisition, the anticipated complementary nature of the acquired patent portfolio, the potential for product development, licensing, commercialization or other opportunities arising from the acquired intellectual property, the expected impact on the Company’s asset base and capital position, and the Company's long-term business strategy. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the risk that the acquisition may not be completed on the anticipated terms or timeline, or at all; the failure to satisfy customary closing conditions; risks related to the integration of the acquired assets; uncertainties regarding the enforceability, validity or commercial viability of the acquired patents; regulatory risks in China; and other risks and uncertainties described in the Company’s most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except to the extent required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Ms. Lin Yang

Chief Financial Officer of Universe Pharmaceuticals INC

lin.yang@universe-pharmacy.com